# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BUKIT JALIL GLOBAL ACQUISITION 1 LTD, CIK 0001956055
CUSIP: G1676M105
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 31-1 TAMAN MIHARJA PHASE 3B, JALAN 3/93, 2 1/2 MILES, CHERAS, KUALA LUMPUR, Malaysia (N8), 55200
Date of event which requires filing of this statement: 05/08/2025
Filed by CIK 0001983083
Persons authorized to receive notices and communications: Seck Chyn "Neil" Foo, 31-1 TAMAN MIHARJA PHASE 3B, JALAN 3/93, 2 1/2 MILES, CHERAS, KUALA LUMPUR, Malaysia (N8), 55200, 60391339688

## Reporting persons
- BUKIT JALIL GLOBAL INVESTMENT LTD. (CIK 0001983083): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Chyi Chyi Ooi (CIK 0001981694): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Ms. Chyi Chyi Ooi is the sole director and sole shareholder of Bukit Jalil Global Investment Ltd. (the "Sponsor" and together with Ms. Chyi Chyi Ooi, the "Reporting Persons"), a Cayman Islands exempted company and therefore holds voting and dispositive control over the securities held by the Sponsor.
  
  This amendment No. 1 (the "Amendment") to the Schedule 13D is filed to amend and supplement the statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "SEC") on June 30, 2023 (the "Schedule 13D").
  
  This Amendment is being jointly filed by Bukit Jalil Global Investment Ltd. and Ms. Chyi Chyi Ooi relating to the ordinary share, par value $0.0001 (the "Ordinary Share"), issued by Bukit Jalil Global Acquisition 1 Ltd. (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
  
  This Amendment is being filed because the Reporting Persons no longer beneficially own any Ordinary Shares of the Issuer. Therefore, this Amendment constitutes the final amendment to the Reporting Persons' Schedule 13D and an "exit" filing for the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: BUKIT JALIL GLOBAL ACQUISITION 1 LTD
Address of issuer's principal executive offices: 31-1 TAMAN MIHARJA PHASE 3B, JALAN 3/93, 2 1/2 MILES, CHERAS, KUALA LUMPUR, Malaysia (N8), 55200

## Item 2. Identity and Background
Name of person filing: This statement is filed by Bukit Jalil Global Investment Ltd., a Cayman Islands exempted company (the "Sponsor") and Ms. Chyi Chyi Ooi ("Ms. Ooi", together with the Sponsor, the "Reporting Persons").
Residence or business address: The principal business address of the Sponsor is c/o Bukit Jalil Global Acquisition 1 Ltd., 31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 1/2 Miles, Cheras, Kuala Lumpur, Malaysia 55200. The principal business address of Ms. Ooi is c/o Bukit Jalil Global Acquisition 1 Ltd., 31-1 Taman Miharja Phase 3B, Jalan 3/93, 2 1/2 Miles, Cheras, Kuala Lumpur, Malaysia 55200.
Present principal occupation or employment: The Sponsor is the sponsor of the Issuer and primarily involved in investment. Ms. Ooi is the sole director and sole shareholder of the Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: The Sponsor is an exempted company incorporated in Cayman Islands. The citizenship of Ms. Ooi is Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D Amendment are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is amended and supplemented as follows:

Consummation of the Business Combination

On August 5, 2024, Bukit Jalil Global Acquisition 1 Ltd., a Cayman Islands exempted company limited by shares ("BUJA" or the "Company") entered into a business combination agreement dated August 5, 2024 (as amended on March 3, 2025, the "Business Combination Agreement"), with GIBO HOLDINGS LIMITED, a Cayman Islands exempted company limited by shares ("PubCo"), GIBO Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares ("Merger Sub I"), GIBO Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares ("Merger Sub II"), and Global IBO Group Ltd., a Cayman Islands exempted company limited by shares ("GIBO").

Pursuant to the Business Combination Agreement, among other things, (i) on April 14, 2025, Merger Sub I merged with and into GIBO, with GIBO as the surviving entity and a wholly-owned subsidiary of PubCo (the "First Merger"), and (ii) on May 7, 2025, Merger Sub II merged with and into BUJA, with BUJA as the surviving entity and a wholly-owned subsidiary of PubCo (the "Second Merger," and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). Upon the consummation of the Business Combination, each of BUJA and GIBO became a wholly-owned subsidiary of PubCo, and BUJA's shareholders and GIBO's shareholders (except certain shareholders of GIBO (such shareholders, the "Founders")) received Class A ordinary shares of par value of $0.000001 each of PubCo ("PubCo Class A Ordinary Shares") and the Founders received Class B ordinary shares of par value of $0.000001 each of PubCo ("PubCo Class B Ordinary Shares") as consideration and became the shareholders of PubCo. Each PubCo Class A Ordinary Share entitles the holder thereof to one (1) vote on all matters subject to vote at general meetings of PubCo while each PubCo Class B Ordinary Share entitles the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of PubCo. Each PubCo Class B Ordinary Share is convertible into one (1) PubCo Class A Ordinary Share at any time at the option of the holder thereof and PubCo Class A Ordinary Shares are not convertible into PubCo Class B Ordinary Shares under any circumstances.

As a result of the Second Merger, the securities held by the Sponsor in the Company were automatically cancelled and, in exchange, the Sponsor received substantially equivalent securities of PubCo pursuant to the Business Combination Agreement. Therefore, as of the date hereof, the Reporting Persons no longer beneficially own any securities of the Company, including Ordinary Shares of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Amendment are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Amendment, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 8, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Ordinary Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Amendment are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit
No. Description
7.1* Joint Filling Agreement, dated June 30, 2023
10.1* Securities Subscription Agreement
10.2* Securities Transfer Agreement dated April 12, 2023 by and among the Issuer, the Sponsor and certain directors of the Issuer
10.3* Private Placement Units Purchase Agreement dated June 27, 2023 between the Sponsor and the Issuer.
10.4 Business Combination Agreement, dated August 5, 2024, by and among BUJA, PubCo, Merger Sub I, Merger Sub II, and GIBO.

## Signatures
- BUKIT JALIL GLOBAL INVESTMENT LTD.: /s/ Chyi Chyi Ooi, Director (05/12/2025)
- Chyi Chyi Ooi: /s/ Chyi Chyi Ooi, Chyi Chyi Ooi (05/12/2025)